UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer

TAX REPORT

2021



TABLE OF CONTENTS

MESSAGE FROM MANAGEMENT

In 2021, Petrobras paid a total of R$ 202.9 billion in taxes and government take, which, added to the dividends to the Federal Government (controller) and other shareholders of BRL 73.7 billion, confirm our commitment to transparency and reveal our contribution to Brazilian society.

We emphasize that in the last six years Petrobras has collected more than BRL 1 trillion in taxes and government take at the federal, state and municipal levels!

This expressive payment of taxes and government take is the result of a strong cash generation due to the solid operating and financial results of 2021. The focus on portfolio management, investment in resilient assets and acting in a responsible, profitable and sustainable manner, enabled the generation of wealth, which was shared with shareholders and society through the payment of taxes, dividends, job creation and investments.

It is also worth mentioning the Petrobras' certification in the Brazilian Federal Revenue as Authorized Economic Operator (AEO), which will allow the company more agility and predictability in the movement of cargo in the flow of international trade. Yet another example of the value we place on transparency in the conduct of our operations.

Petrobras is one of the most expressive companies in the Brazilian economy, appearing as the largest taxpayer in several states and municipalities in Brazil. Proud of this responsibility, we continue to contribute significantly to economic and social development in all regions of Brazil. In this way, keeping our commitment to transparency, we will present in this Tax Report our contribution to the economy and society by detailing the amounts of taxes paid in Brazil and abroad in 2021.

"The results obtained by Petrobras reflect the strong capacity to generate cash flow and the importance of remaining competitive in the oil and gas sector. Financially healthy, Petrobras is committed to generating maximum efficiency for the capital invested, which returns to society in the form of taxes, government participation and dividends distributed", summarizes Rodrigo Araújo Alves, (CFO)

"Petrobras demonstrated its strength and resilience in 2021, becoming globally recognized for its incredible successful turnaround. We move forward, with the purpose of providing energy that ensures prosperity in an ethical, safe and competitive manner. In a responsible way, we seek to be the best company in the energy segment in terms of value generation, focusing on oil and gas, sustainability, safety, respect for people and the environment, returning to society the wealth generated through the payment of taxes. , dividends and investments. We are attentive to the demands of society and have spared no efforts in solidarity actions, with the aim of getting what is needed to those who need it most, in accordance with our social responsibility policy. Working in a network with civil society, public authorities and the private sector, we are achieving exponential scale gains in our donation actions, which totaled more than BRL 100 million in 2021. At the same time, we launched a program that aims to contribute BRL 300 million so that 3 million vulnerable people have access to essential means of sustaining life, such as food and cooking gas.", says Joaquim Silva e Luna , (*CEO*).

R$ 202.9 billion

TAXES AND GOVERNMENT TAKE IN BRAZIL

TAXES AND GOVERNMENTAL TAKE PAID IN BRAZIL

The payments made by Petrobras, as fulfilled in this report, cover two types of taxes:

(i) company's taxes, that is, those calculated and collected by the company itself, or owed by the company but withheld by third parties;

(ii) the taxes withheld from third parties by Petrobras as a tax substitute. Petrobras withholds taxes in its commercial operations with customers and suppliers, as defined in the tax legislation. The Tributary Substitution technique is widely disseminated in the National Tax System and seeks to promote a concentration of collection in a few economic agents, in order to facilitate the collection and inspection of taxes, being applied to taxes withheld in the purchase of goods and services from our suppliers, as well as in fuel sales, where refineries are responsible for collecting taxes from the entire commercialization chain.

The amounts are presented on a cash basis, which means that they represent the effective outflow of funds from the company to settle tax obligations.

From the total of R$ 202.9 billion collected by Petrobras to the public treasury in 2021, R$ 101.5 billion correspond to taxes from its operations; R$ 54.7 billion in government take (Royalties and Special Participation) and R$ 46.7 billion in taxes withheld from third parties.

COMPARISON OF TAXES AND GOV. TAKE PAYMENTS IN BRAZIL(R$ BILLION)



50%
23%
27%
2021
101,5
46,7
54,7
202.9
45%
30%
25%
2020
57,3
39,2
32,2
128.7
COMPANY'S TAXES
TAXES WITHHELD FROM THIRD PARTIES
GOVERNMENT TAKE

In 2021, there was a 58% increase in the total collection of Taxes + Gov Take compared to 2020.

In the last six years, Petrobras reached the impressive mark of collection of R$ 1 trillion in taxes, comprising company's taxes, withheld from third parties and government take. Excluding the payment of the signature bonus of Búzios and Itapu in 2019, which are non-recurring events, we have a record payment of taxes and government participation in 2021. The amount of R$ 202.9 billion of taxes and government take collected in 2021 is equivalent to the payment to the public coffers of approximately R$ 23 million per hour.

TAXES AND GOVERNMENTAL TAKE PAID IN BRAZIL

TAXES AND GOVERNMENT TAKE PAYMENT HISTORY (R$ BILLION))



246,0
202,9
182,4
140,0
125,6
128,7
39,8
14,4
71,4
38,7
26,5
74,8
37,0
41,6
103,7
39,3
108,7
98,1
39,2
32,2
57,3
46,7
54,7
101,5
2016
2017
2018
2019
2020
2021
COMPANY'S TAXES
GOVERNMENT TAKE
TAXES WITHHELD FROM THIRD PARTIES

Note: In 2019, there was a non-recurring payment of Government Participations, referring to Signature Bonuses, in the amount of R$ 68.6 billion, due to the auction of the transfer of rights surplus in Búzios (R$ 61.4 billion) and Itapu (R$1.7 billion), in addition to bonuses from the 6th Production Sharing Round and the 16th Concession Round (R$5.5 billion).

QUARTERLY COLLECTION OF TAXES AND GOVERNMENT TAKE IN 2021 (R$ BILLION)



68,8
57,4
40,9
35,8
10,4
15,7
9,7
10,6
16,7
13,6
12,5
30,4
14,5
13,2
38,8
16,9
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
COMPANY'S TAXES
GOVERNMENT TAKE
TAXES WITHHELD FROM THIRD PARTIES

TAXES BY GOVERNMENT LEVEL

The Union, the States, the Federal District and the Municipalities have the competence to institute the taxes authorized by the Federal Constitution (CF/88). In addition, they can legislate, supervise and demand various tax obligations (main and accessory), which require significant efforts, human and systemic resources, on the part of taxpayers to comply with the obligations within the legal term.

TAXES BY GOVERNMENT LEVEL (R$ BILLION))


108,4
93,5
62,3
65,5
0,8
1,0
Federal + Gov. Take
States
Municipalities
2020
2021

In regard of Federal tax collections, stands out the 74% increase in the total collected in 2021, compared to 2020:

COMPOSITION OF FEDERAL TAXES (R$BILLION))


108,4
13,3
6,6
10,4
23,5
54,7
62,3
13,1
5,3
10,8
32,2
2020
2021
GOV. TAKE
PIS/COFINS
IR/CSLL
WITHHOLDING LAW 10.833/03
OTHER FEDERAL TAXES

TAXES BY GOVERNMENT LEVEL

In regard of State payments, there was a 66% increase in the collection of own company's taxes VAT (ICMS) and 13% of VAT (ICMS) Tax Substitution, comprising a total increase of 43% in the collection to states in 2021, compared to 2020:

COMPOSITION OF STATE TAXES (R$ BILLION)



2021
61,0
32,5
93,5
2020
36,6
28,9
65,5
COMPANY'S VAT (ICMS)
VAT TAX SUBSTITUTION (ICMS-ST)

COMPOSITION OF MUNICIPAL TAXES (R$ BILLIONS)

In regard of Municipal collections, an 18% increase in the total collected in 2021 stands out, compared to 2020:



2021
0,7
0,2
0,1
2020
0,4
0,2
0,1
ISS Withheld From Third Parties
IPTU and Other Taxes
Company's ISS

In 2021, Petrobras collected taxes for more than 280 municipalities, distributed in 24 Brazilian states, including the Federal District. The 10 municipalities with the highest collection are responsible for 62% of the municipal collection carried out by Petrobras, as shown in the chart below, with their respective amounts received in 2021:

MUNICIPALITIES WITH THE HIGHEST COLLECTIONS IN 2021 (R$ MILLION)



Macaé 230
Rio de Janeiro 84
São Sebastião 62
Cubatão 51
Duque de Caxias 44
S. Francisco do Conde 36
Vitória 28
Itaboraí 23
Ipoiuca 22
Santos 20

RELEVANCE OF PETROBRAS IN ICMS (VAT) COLLECTIONS

During 2021, Petrobras collected R$ 93.5 billion of ICMS, of which R$ 61 billion of its own tax, inherent to its commercial activities, and R$ 32.5 billion of tax substitution, in which there is a legal indication of the company's responsibility to collect the entire ICMS from the subsequent stages of the fuel trading chain.

In the table below, it is possible to observe the total ICMS collected by Petrobras for each state of the Federation and its percentage contribution in the total of ICMS collected.

To carry out this survey, the information made available by the National Council for Farm Policy (Confaz) was used through its Tax Collection Bulletin. However, as the information published by the board is determined on an accrual basis, we made adjustments to collect the numbers under the cash basis, in line with this Fiscal Report.


RORAIMA
AMAPA
AMAZONAS
PARA
MARANHAO
CEARA
PIAUI
PERNAMBUCO
TOCANTINS
BAHIA
RONDONIA
MATO GROSSO
MINAS GERAIS
MATO GROSSO DO SUL
SAO PAULO
PARANA
RIO GRANDE DO SUL

Size proportional to the value of the ICMS (VAT) contribution

STATES	PETROBRAS COLLECTION (R$ BILLION)	PETROBRAS CONTRIBUTION%
SÃO PAULO	16.3	8.8%
MINAS GERAIS	11.0	16.5%
RIO DE JANEIRO	9.5	20.1%
MARANHÃO	5.6	57.1%
RIO GRANDE DO SUL	5.5	12.2%
PARANÁ	5.1	13.2%
BAHIA	4.4	14.2%
GOIÁS	4.4	19.0%
SANTA CATARINA	3.5	11.8%
PARÁ	3,4	20.6%
MATO GROSSO DO SUL	3.0	21.7%
MATO GROSSO	2.8	13.4%
ESPÍRITO SANTO	2.7	18.4%
CEARÁ	2.3	14.4%
PERNAMBUCO	2.3	10.7%
DISTRITO FEDERAL	1.7	17.3%
AMAZONAS	1.5	11.8%
PARAÍBA	1.5	20.2%
RONDÔNIA	1.3	22.9%
RIO GRANDE DO NORTE	1.2	17.7%
ALAGOAS	1.1	20.5%
PIAUÍ	1.1	18.9%
TOCANTINS	1.0	24.8%
SERGIPE	0.5	11.2%
RORAIMA	0.4	28.3%
AMAPÁ	0.3	23.0%
ACRE	0.3	15.0%

COMPANY'S TAXES

Petrobras collected a total of BRL 101.5 billion to the public treasury in the form of its own taxes in 2021. This contribution represents a 77% increase in collection of this nature, compared to 2020 data. of ICMS, which totaled R$ 61 billion, PIS/COFINS in the amount of R$ 23.5 billion and IRPJ/CSLL in the total amount of R$ 10.4 billion paid.

COMPANY'S TAXES 2021 (R$ BILLION)

VAT (ICMS)	61.0
PIS / COFINS	23.5
Income Tax (IPRJ /CSLL)	10.4
Social Security Contributions	3.4
Other Taxes and Contributions	1.8
CIDE	1.5
Total	**101.5**

DISTRIBUTION OF COMPANY'S TAXES PAID BY PETROBRAS IN 2021



CIDE
1,5%
Other Taxes and Contributions
1,8%
Social Security Contributions
3,3%
Income Tax (IRPJ / CSLL)
10,2%
PIS / COFINS
23,1%
VAT (ICMS)
60,0%

WITHHOLDING TAXES FROM THIRD PARTIES

The Withholding tax mechanism facilitates inspection and generates greater efficiency in the collection of taxes, providing more equal conditions of competition in the market, as it prevents tax evasion.

The collection of PIS, COFINS, CIDE and ICMS of the entire trading chain of diesel oil, gasoline, LPG (liquefied petroleum gas) is centralized in the producer and in the importer, in the figure of taxpayer.

At the state level, the Withholding tax mechanism of ICMS is regulated by the Confaz Act 110/2007, which establishes the procedures for the control, calculation, transfer, deduction, reimbursement and complement of the tax in operations with fuels and lubricants, derived or not from petroleum. Under the terms of this agreement, refineries and importers are responsible for collecting ICMS in all states where the fuel they sell is consumed.

The ICMS Tax Substitution represents 70% of the total taxes withheld by the company, totaling R$32.5 billion in 2021.

Additionally, Law No. 10,833/2003 assigns to mixed capital companies the responsibility for withholding Income Tax, Social Contribution, PIS/Pasep and COFINS on payments made.

DISTRIBUTION OF WITHHOLDING TAXES FROM THIRD PARTIES IN 2021 (R$ BILLION)



6,6
7,5
32,5
Withholding Law 10,833/03
Other Taxes and Contributions
ICMS (VAT) Tax Substitution

GOVERNMENT TAKE (GOV. TAKE)

Government take is a financial compensation due to the Union, paid by companies that produce oil and natural gas in Brazilian territory to the ANP (Oil National Agency), which distributes the amount collected to the beneficiaries defined in the legislation. Its objective is to make pecuniary retribution to society for the exploitation of these non-renewable resources. Government take consists of royalties, special participations, signature bonuses and payment for the occupation or retention of the area.

In 2021, the total amount collected by Petrobras as government take was BRL 54.7 billion, composed mostly of royalties (R$ 29.7 billion) and special participation (R$ 24.7 billion). In 2021, there was also the payment of R$ 960 thousand in signature bonuses, of which R$ 550 thousand refer to the 17th concession round and R$ 410 thousand to the second round of the transfer of rights surplus.

EVOLUTION OF ROYALTIES AND SPECIAL PARTICIPATION PAYMENTS (R$ BILLION)


14,2
4,5
9,7
2016
23,4
11,0
12,4
2017
38,2
20,4
17,8
2018
39,9
21,9
18,0
2019
32,0
15,0
17,0
2020
54,5
24,7
29,7
2021
Royalties
Special Participation

The reference price of oil for the purpose of payment of government take is defined by the ANP (Oil National Agency), considering the value of the product in the international market and the exchange rate.

Royalties constitute financial compensation due by concessionaires for the exploration and production of oil or natural gas to the Union, the States, the Federal District and the Municipalities for the exploitation of these resources. Royalties are levied on the value of field production and are paid monthly considering the following factors:
i) rate, which can vary from 5% to 15%;
ii) monthly production of oil and gas produced by the field, and
iii) reference price published by the ANP.

The special participation is an extraordinary financial compensation owed by the concessionaires for the exploration and production of oil and natural gas in fields of high production volume. For the purpose of calculating the special participation, progressive rates will be applied, from zero to 40% on the net revenue from the production of the field in the base period, according to its location, the number of years of production, and the respective production volumes of oil and natural gas supervised.

SPECIAL PARTICIPATION 2021 PETROBRAS' REPRESENTATIVENESS


31%
69%
Petrobras
Other companies

ROYALTIES 2021 PETROBRAS' REPRESENTATIVENESS


21%
79%
Petrobras
Other companies

GOVERNMENT TAKE IN DIFFERENT REGULATORY REGIMES

Below we describe how the government take in each of the different exploration and production regimes for oil, natural gas and other hydrocarbon fluids in which we operate:

CONCESSION

- Contracting through a bidding process;
- Union gives the winning companies the right exploration;
- Production belongs to the concessionaire;

TRANSFER OF RIGHTS

- Petrobras directly contracted for production;
- Right to produce up to 5 billion barrels of equivalent oil;

PRODUCTION SHARING

- Contracting by bidding process;
- The highest bid for surplus oil to the Federal Government wins;
- Production belongs to the Federal Government, which charges to the contractor the costs incurred, royalties and the portion of the surplus oil defined by contract; :

Government take is different in some aspects across each method, as follows:

ROYALTIES

Financial compensation for oil and natural gas exploration and production, calculated on the field's production value.

SPECIAL PARTICIPATION

Extraordinary financial compensation for fields with a high volume of production, calculated on the net income of the producing field.

SIGNATURE BONUS

Amount collected by the winning bidder upon contract signature, which can be pre-defined or offered.

PAYMENT FOR RETENTION OR OCCUPATION OF AREA

Annual collection, fixed per square kilometer of the block or field surface.

GOVERNMENT TAKE	FREQUENCY	CONCESSION	SHARING	TRANSFER OF RIGHTS
Royalties	Monthly	10% of the field's production value, which can be reduced by up to 5%	15% of the field's production value	10% of the field's production value
Special Participation	Quarterly	0% to 40% (nominal) of net revenue from high producing fields	Not applicable	Not applicable
Signature Bonus	Upon contract signature	Value defined in the companies' offer	Predefined value	Not applicable
Retention of Area	Yearly	Value per km² defined in the concession contract (updated by the IGP DI)	Not applicable	Not applicable



ESPÍRITO SANTO
RIO DE JANEIRO
SÃO PAULO
PARANÁ
CONCESSÃO
CESSÃO ONEROSA
PARTILHA DE PRODUÇÃO
ÁREAS EXPLORATÓRIAS CONTRATADAS EM 2018

SOCIAL COMMITMENT AND RESPONSIBILITY WITH LIFE

Petrobras is concerned with keeping a long-term community relationship, based on dialogue and transparency. Committed to the economic development of the places where we operate and to increasing the quality of life of society as a whole, we respect human rights and the environment, overcoming the sustainability challenges related to our business – including the transition to a low-carbon energy matrix..

We support initiatives in favor of social causes that expand our work with communities, third sector institutions, public authorities, universities and other audiences. We sponsor social, environmental, cultural and sports projects in all regions of the country. In our activities, we act with social responsibility, encouraging ethical and transparent behavior, based on codes of conduct and supporting principles such as the UN Global Pact.

Petrobras confirms its commitment to Brazilian society, also contributing with donations totaling R$ 100.7 million during the 2021 financial year

In September 2021, we launched a program that aims to help vulnerable families have access to essential means of sustaining life, especially food and cooking gas.

The program's actions add up to R$300 million and will benefit more than 3 million people by the end of 2022. Finally, in early 2022, we approved the donation of BRL 5.3 million to support the population affected by the floods caused by heavy rains in the states of Minas Gerais and Bahia and the mountainous region of Rio de Janeiro. To operationalize all the actions of the donation process, we have a partnership with several companies and institutions, such as Firjan SESI, ten oil and gas companies associated with the Brazilian Institute of Oil and Gas (IBP), Ação da Cidadania, Central Única das Favelas (Cufa), Gerando Falcões, Movimento União BR, Fundação Banco do Brasil, Vale and the Ministry of Health.

R$ 72.6 million in support of the fight against COVID-19, through the donation of fuel, oxygen cylinders, basic food baskets, river transport services and oxygen micro plants.

R$ 27 million related to the Petrobras Gas Donation Program, benefiting several institutions with LPG (cooking gas) and basic food baskets for families in need.

R$ 1.1 million donated by the companies of the Petrobras system (Transpetro and Petronect) in food, blankets in the winter campaign, books and dolls on children's day and hygiene and cleaning kits.

TRANSPARENCY OF TAX CHARGE ON FUEL VALUE

It is essential to differentiate Petrobras' sales prices for the distribution companies from those perceived by the final consumer. Petrobras' sales price at refineries and terminals is only a portion of the resale price perceived by consumers at service stations. The final price of fuel is influenced by the tax burden, being in the case of gasoline, for example, responsible for about one-third of the amount paid by the final consumer.

ICMS is levied on the "full price", that is, on the price charged to the final consumer, including all taxes, including ICMS itself. This is different from what happens with CIDE and PIS and COFINS, which are charged at fixed amounts per volume (liters or cubic meter) or quantity (kilogram or ton) sold, regardless of the final price of gasoline, diesel or LPG. Thus, whenever there is a price adjustment at the refinery, there is an increase in the ICMS value, impacting the final sales price of gasoline, diesel and LPG to consumers.

See below the weight of taxes on the price of gasoline, diesel oil and LPG.

GASOLINE TAXATION

In compliance with Brazilian legislation, the gasoline sold at gas stations is the result of a mixture of 73% of type "A" gasoline and 27% of anhydrous ethanol, a biofuel produced from sugarcane in Brazil. The resulting mixture is type "C" gasoline, popularly just called gasoline.

The distribution companies buy gasoline "A" from Petrobras and its competitors, and are responsible for acquiring anhydrous ethanol directly from the producing plants and for mixing it to obtain the fuel sold at the gas stations. In this way, the price that the consumer pays includes Petrobras' realization price, the cost of ethanol (which is freely defined by its producers) and the costs and marketing margins of distributors and service stations, as well as all taxes due. Taxes account for a large part of the final price of fuel.

Sobre a gasolina C vendida nos pontos das redes varejistas incidem os seguintes tributos:

- Own ICMS (Company's VAT) - Charged on the sale value of gasoline A sold by the refinery. The rates are defined by State, as shown in the following chart:


25%
25%
25%
28%
31%
29%
25%
31%
25%
29%
26%
28%
25%
30%
31%
30%
25%
29%
30%


34%
31%
31%
30,5%
30%
30%
30%
29%
29%
29%
29%
29%
29%
29%
29%
28%
28%
28%
27%
26%
25%
25%
25%
25%
25%
25%
25%
RJ
MG
PI
MA
GO
MS
RS
AL
CE
PB
PR
PE
RN
SE
TO
BA
DF
PA
ES
RO
AC
AP
AM
MT
RR
SC
SP

- ICMS-ST (VAT Withheld from Third Parties) – Charged on the final value of gasoline C (73% gasoline A + 27% anhydrous ethanol) sold at the retail gas station. The calculation considers the ICMS rates, the calculation base defined according to the average of sales prices to the final consumer and the volumetric conversion factor at room temperature by State;

- PIS and COFINS – Charged on the volume of gasoline A sold by the refinery (PIS R$ 141.10/m³ and COFINS R$ 651.40/m³) and anhydrous ethanol sold by the plant (PIS R$ 23.38/m³ and COFINS R$ 107.52/m³);

TRANSPARENCY OF TAX CHARGE ON FUEL VALUE

- CIDE – Charged on the value of gasoline A sold by the refinery (R$ 100/m³).

In this way, the amount paid by the final consumer is not managed by Petrobras and is composed of 4 factors:

1) Prices of the producer or importer of gasoline "A"
2) Tax burden
3) Cost of mandatory ethanol
4) Distribution and resale margins.

The chart below details the five components of the gasoline price charged at the pump



TAX BURDEN
37%
R$ 1,77
STATE TAX
R$ 0,87
DISTRIBUTION COSTS & RESELLER MARGIN
R$ 1,04
ETHANOL ADDITION
R$ 0,69
FEDERAL TAXES & LEVIES
R$ 2,26
PETROBRAS PRICE

1. Petrobras elaboration based on ANP and CEPEA/USP data, based on the average prices realized by Petrobras (gasoline A) and the average prices to the final consumer (gasoline C) in the 26 states and in the federal district..

2. Composition considered: 73% gasoline A and 27% Anhydrous Ethanol (since 03/16/2015, the anhydrous alcohol content in regular and additive gasoline is 27%. The added content in premium gasoline is 25%.

3. The share of distribution and resale margins is estimated..

4. CIDE and PIS/COFINS levied on the sale of gasoline A equal to R$ 0.8925 per liter; PIS/COFINS levied on the sale of anhydrous ethanol equal to R$ 0.1309 per liter

PRICE COMPOSITION IN THE STATES WHERE PETROBRAS SELLS GASOLINE TO DISTRIBUTORS (R$)



AL 6,56 1,76 0,69 1,89 2,22
AM 6,61 1,6 0,69 2,12 2,2
CE 6,76 1,8 0,69 2,07 2,2
DF 6,59 1,88 0,69 1,66 2,36
ES 6,69 1,65 0,69 2,09 2,26
GO 6,84 1,98 0,69 1,81 2,36
MA 6,43 1,83 0,69 1,73 2,18
MG 6,89 2,08 0,69 1,79 2,33
PA 6,74 1,78 0,69 2,07 2,2
PB 6,49 1,79 0,69 1,83 2,18
PE 6,6 1,81 0,69 1,9 2,2
PR 6,33 1,63 0,69 1,77 2,24
RJ 7,21 2,32 0,69 1,88 2,32
RN 6,96 1,94 0,69 2,14 2,19
RS 6,87 1,99 0,69 1,91 2,28
SC 6,49 1,45 0,69 2,06 2,29
SP 6,32 1,5 0,69 1,86 2,27
Petrobras' share
Distribution, resale and anhydrous ethanol
Federal Taxes
State Taxes

PRICE TO FINAL CONSUMER – BRASIL X EUA

	BRAZIL	USA	Difference
Price	R$ 6.62	R$ 4.92	-R$ 1.70
Taxes	R$ 2.46	R$ 0.74	-R$ 1.72



R$ 6.62
2,46
0,87
1,04
2,26
R$ 4.92
0,74
0,98
3,2
Brazil
USA
Refining
Anhydrous ethanol cost
Distribution and resale
Taxes

Collection period:
Brazil = 12/26/21 to 01/01/22, Petrobras elaboration and ANP data.
USA = December/21, converted at the exchange rate for the week 12/26 to 01/01/22..
Source: EIA - U.S. Energy Information Administration

TRANSPARENCY OF TAX CHARGE ON FUEL VALUE

DIESEL TAXATION

Fuel distributors purchase type "A" diesel from refineries. In compliance with Brazilian legislation, automotive diesel sold in Brazil must be mixed with biodiesel, a renewable fuel produced from vegetable oils or animal fats, forming diesel oil "B", which is resold at gas stations. In the price that consumers pay at the gas station, therefore, in addition to taxes and the Petrobras portion, the cost of acquiring biodiesel and the costs and marketing margins of distributors and resellers are also included.

The following taxes are levied on diesel B sold at points of retail chains:

- Own ICMS (Company's VAT) - charged on the sale value of diesel type A sold by the refinery. The rates are defined by State, as shown in the following chart:

ICMS RATES ON DIESEL "A"


17%
25%
18%
17%
19%
18%
18%
14%
17%
17%
18%
16%
15%
12%
13%
12%
12%
Da plataforma Bing
© Microsoft, OpenStreetMap


25%
18,5%
18%
18%
18%
18%
18%
18%
18%
18%
17%
17%
17%
17%
17%
16%
16%
15%
15%
13,5%
13,3%
12%
12%
12%
12%
12%
12%
AP MA AL AM BA CE PB PI RN SE AC MT PA RO RR GO PE DF MG TO SP ES MS PR RJ RS SC

- ICMS-ST (VAT Withheld from Third Parties) – charged on the final value of diesel fuel B sold at the retail gas station. The calculation considers the ICMS rates, the calculation base defined according to the average of sales prices to the final consumer and the Volumetric Conversion Factor at room temperature by State;
- PIS and COFINS – charged on the volume of diesel type A sold by the refinery (PIS R$ 62.61/m³ and COFINS R$ 288.89/m³) and biodiesel sold by the plant (PIS R$ 26.41/m³ and COFINS R$ 121 .59/m³);
- CIDE – It has been zeroed since 5/30/2018.

The chart below details the five components of the diesel price charged at the pump..


TAX BURDEN
21%
R$ 0.81
R$ 0.67
R$ 0.58
R$ 0.33
R$ 3.02
STATE TAX (ICMS)
DISTRIBUTION AND RESALE
BIODIESEL
CIDE, PIS/PASEP E COFINS
PETROBRAS PRICE

TRANSPARENCY OF TAX CHARGE ON FUEL VALUE

1. Petrobras elaboration based on ANP data, based on the average prices of S-10 diesel from Petrobras (diesel A) and the average prices of S-10 diesel to the final consumer (diesel B) in the 26 states and in the federal district.

2. Composition considered: 90% diesel and 10% biodiesel.

3. The share of distribution and resale margins is estimated.

4. CIDE levied on the sale of diesel is equal to R$ 0.00 per liter; PIS/COFINS levied on the sale of diesel A totaling R$0.3515 per liter; PIS/COFINS levied on the sale of biodiesel equal to R$0.1480 per liter.

PRICE COMPOSITION IN THE STATES WHERE PETROBRAS SELLS DIESEL TO DISTRIBUTORS R$



AM CE DF ES GO MA MG PA PE PR RJ RS SC SP
5,40 5,66 5,57 5,21 5,53 5,42 5,37 5,74 5,37 5,14 5,33 5,28 5,30 5,35
0,92 0,93 0,78 0,56 0,81 0,87 0,77 0,87 0,76 0,53 0,60 0,58 0,56 0,66
0,33 0,33 0,33 0,33 0,33 0,33 0,33 0,33 0,33 0,33 0,33 0,33 0,33 0,33
1,19 1,47 1,33 1,31 1,26 1,32 1,15 1,60 1,37 1,28 1,33 1,37 1,33 1,33
2,96 2,93 3,13 3,01 3,13 2,90 3,12 2,94 2,91 3,00 3,07 3,00 3,08 3,03
Petrobras' Share
Federal Taxes
Distribution, Resale and Biodiesel
State Taxes

LPG TAXATION

Liquefied Petroleum Gas, better known as LPG or "cooking gas", purchased by distributors, can be resold to the industrial segment (generally in bulk, using tank trucks) or to customers in the commercial, residential and institutional segments (bulk or bottled in cylinders or canisters). The price of the cylinder paid by consumers at resale points also includes the costs and marketing margins of distributors and resale points.

The following taxes are levied on LPG sold at points of retail chains:

- Own ICMS (Company's VAT) - Charged on the sale value of LPG sold by the refinery. The rates are defined by State, as shown in the following chart

ICMS RATES ON LPG



17%
12%
18%
17%
14%
18%
18%
17%
12%
18%
12%
12%
12%
18%
12%
13%
18%
17%
12%



AL 18%
AM 18%
CE 18%
MG 18%
PB 18%
PE 18%
PI 18%
PR 18%
RN 18%
TO 18%
AC 17%
ES 17%
PA 17%
RR 17%
SC 17%
MA 14%
SP 13,3%
RO 12%
BA 12%
RJ 12%
MS 12%
AP 12%
DF 12%
GO 12%
MT 12%
RS 12%
SE 12%

TRANSPARENCY OF TAX CHARGE ON FUEL VALUE

- ICMS-ST (VAT Withheld from Third Parties) – charged on the final value of LPG sold at retail distributors. The calculation considers the ICMS rates and the calculation base defined according to the average sale prices to the final consumer;
- PIS and COFINS – The rate has been zero since March 2021 for LPG intended for domestic use and packaged in containers of up to thirteen kilograms. LPG sold for other uses will be taxed by the refinery at the rates of R$29.85/t of PIS and R$137.85/t of COFINS;
- CIDE – It has been zeroed since 2004.

The chart below details the three components of the price and tax burden of liquefied petroleum gas intended for domestic use and packaged in containers up to 13Kg.



15%
R$ 15.34
R$ 36.79
R$ 50.15
State Tax
Distribution and Resale
Petrobras' Price

Information collection period: from December 26, 2021 to January 1, 2022

1. Petrobras elaboration based on ANP data, based on average prices to final consumers in the 26 states and the federal district.

2. The share of distribution and resale margins is estimated

3. CIDE and PIS/COFINS levied on the sale of Liquefied Petroleum Gas destined for bottling in cylinders of up to 13kg is equal to R$ 0.00/kg

PRICE COMPOSITION IN THE STATES WHERE PETROBRAS SELLS LPG TO DISTRIBUTORS



99,1 105,6 104,1 97,8 104,9 105,0 109,9 93,5 105,4 92,9 107,8 102,2 110,5 100,9
15,5 18,9 13,7 12,2 13,3 18,7 17,0 14,4 13,1 11,0 18,9 12,0 11,5 13,3
33,6 37,3 39,9 36,3 41,0 35,6 42,7 29,3 42,0 33,2 39,1 39,3 47,5 37,2
50,0 49,5 50,6 49,3 50,6 50,8 50,3 49,7 50,3 48,8 49,8 51,0 51,4 50,4
AL AM CE ES MA MG PA PE PR RJ RN RS SC SP
Petrobras' Share
Distribution and Resale
State Taxes

COMPLIANCE AND TAX RISK MANAGEMENT

As one of the largest taxpayers in Brazil, Petrobras is exposed, to a high degree, to the entire complexity of the national tax system. In order to face this challenging scenario, the Company has robust processes, supported by a strong technology base and digital transformation and, mainly, by a technical team trained to face the daily challenges arising from around 3 thousand new legislations published per year.

Another effect derived from Petrobras' representativeness in tax collection in Brazil is its exposure to constant inspection by all levels of government, which imposes a strong and routine follow-up tax audit, through specialized police stations for relationships with large taxpayers.

Petrobras maintains a good relationship with government entities, always seeking to preserve ethics and transparency in its actions. The company assumed sustainable tax positions, based on technical analysis, in compliance with applicable legislation and best market practices.

As highlighted by several market players, the Brazilian tax environment is complex and litigious for several reasons. Among the most relevant, there is the possibility for the Union, States and Municipalities to institute a series of taxes, exemptions and tax benefits, unilaterally and in an uncoordinated way, in addition to demanding the fulfillment of numerous decentralized accessory obligations. This huge amount of overlapping rules, with gaps and doubts, combined with the existence of a lengthy and uneven conflict resolution process presents a scenario of numerous uncertainties and with a high degree of litigation as a result.

Given these factors, it is necessary that an analysis of the tax litigation of a company operating in Brazil is carried out considering the above context. Petrobras discloses various information regarding its tax litigation in its financial statements, with emphasis on the explanatory notes 16, as well as in other reports addressed to investors and stakeholders, such as form 20-F (SEC) and the Reference Form (CVM).

Aware of the importance of tax litigation, Petrobras fulfills its duty to be transparent to its investors, other stakeholders and society by reporting information, in a detailed and critical manner, not only through the aforementioned mandatory forms, but also through the timely publication of communications to the market upon the occurrence of a fact that implies a significant change in a position in relation to tax disputes. Exemplifying our transparency and timeliness of information, we refer to the relevant facts published on the IR website. (https://www.investidorpetrobras.com.br)

ANNUAL EVOLUTION OF LITIGATION
(R$ BILLION)



166
104
62
2018
147
99
48
2019
146
100
46
2020
152
102
50
2021
Principal Value
Interest
Total litigation

COMPLIANCE AND TAX RISK MANAGEMENT

It is also important to mention that there was a reduction of 16% (R$ 28 billion) in Petrobras litigation between the years 2017 and 2021, constituted, in part, by definitive decisions of relevant processes, in the administrative and judicial spheres, such as the from the Stena Rig (R$ 6 billion), Deductibility of Expenses with Production Development for IRPJ and CSLL purposes (R$ 7.8 billion) and Rio de Janeiro Oil and Gas Inspection Fee (R$ 2 billion) and ICMS-Import of Natural Gas - GASBOL (R$ 2.3 billion). Of the infraction notices drawn up in the period from 2017 to 2021, there was a final decision in favor of Petrobras in 165 cases..

STATE AMNESTY PROGRAMS

Petrobras, based on the management of risks associated with litigation and in line with the value creation strategy, joined the state amnesty programs in Rio de Janeiro, Rio Grande do Sul and Bahia, generating a positive effect in 2021, in the amount of R$1,017 million, due to the reversal of part of the provisions, against tax expenses and other operating income of R$799 million and a financial result of R$218 million.

The main information of these agreements is presented below.

RIO DE JANEIRO STATE

The State of Rio de Janeiro instituted a special installment program called PEP-ICMS, authorized by CONFAZ Agreement No. 87/2020, created by State Complementary Law No. 189/2020, and regulated by Decree 47,488 of February 12, 2021, which allowed the 90% reduction in late payment charges due as fines and interest. On June 7, 2021, the amnesty program of the State of Rio de Janeiro was extended through Complementary Law 191/2021.

Adherence to the program created conditions for the termination of materialized and non-materialized ICMS contingencies in the total amount of R$1.8 billion, through a disbursement of R$679 million, of which R$531 million during the months of April and May of 2021, which included spontaneous denunciation due to the cancellation of part of the scope of the Comperj project (currently Gaslub), and R$ 148 million during the month of September 2021, due to the payment of infraction notices linked to ancillary obligations and undue credit of ICMS, in addition to spontaneous denunciation related to the review of the ICMS calculation process. As a result, in 2021, the company revisited its expectation of disbursements considered probable and reversed BRL 1.1 billion in the respective provisions for lawsuits and taxes.

COMPLIANCE AND TAX RISK MANAGEMENT

BAHIA STATE

Adherence to the remission and amnesty program with the State of Bahia was celebrated under the terms of ICMS Agreements 48/2020 and 49/2020, ratified by Law 14,286/2020, which allowed the remission of 50% of the tax and 90% of the fine and interest due. Tax debts arising from disallowances of tax credits were closed in January 2021 with the payment of R$113 million, providing a definitive solution for this type of contingency.

Petrobras, committed to compliance and aiming to achieve uniformity in the interpretation and application of legislation, complies with tax laws wherever it operates and applies tax incentives and exemptions where there is a legal provision. Therefore:

- We strive to maintain adherence to national and international tax laws, through compliance with the guidelines and rules applicable to operations, investments, divestments and contracts.
- We keep records containing tax impact information up to date.
- Any identification of tax fragility is promptly assessed, treated and deliberated through a previously implemented Tax Risk Management methodology.
- Tax enforcement, together with the companies in the Petrobras group, seeks uniformity or alignment of practices, procedures and systems in calculating and collecting taxes in the same country, whenever applicable.
- We built an automated internal control environment that contributes to monitoring the tax compliance of the company's operations in a timely and complete manner.

TAXES ROLE PRINCIPLES

GOVERNANCE

We perform, with excellence, the tax function at Petrobras, managing risks appropriately and contributing to increasing the profitability of its businesses in the country and abroad.

COMPLIANCE

We are committed to complying with tax legislation in all places where we operate, as well as optimizing collection using current tax incentives, with tax enforcement accompanied by internal audit and reviewed by external audit. Compliance is a value in our company.

BUSINESS STRUCTURE

We guide and apply business and market practices that are in line with legal requirements and that are substantively genuine. We strive to pay what is fair, at the right time and in the right way.

RELATIONSHIP WITH TAX AUTHORITIES

We seek, whenever possible, to develop cooperative relationships with tax authorities, based on mutual respect, transparency and trust.

USE OF TAX BENEFITS AND INCENTIVES

We apply tax benefits and incentives, ensuring that they are transparent and consistent with statutory and regulatory standards.

EFFECTIVE TAX SYSTEM

We engage constructively in conversations with tax authorities, business groups and the society to build effective tax laws.

TAX RESPONSIBILITY

We provide tax authorities with timely and comprehensive information on taxation and are always open for discussion.

TRANSPARENCY

We provide regular information to our investors employees, professional service providers and the general public about our approach to taxes and government take.

QUALIFICATION

The tax team is always up to date, trained and prepared to share their knowledge with other areas of the company.

SOCIAL RESPONSIBILITY

We are committed to conducting our business fairly, in compliance with tax legislation and meeting the values of safety, teamwork, respect, integrity, excellence and respect for the environment, with a focus on economic and sustainable development, with relevant contributions to the federal, state and municipal levels and the locations where we operate.

TAXES PAID BY COMPANIES CONSOLIDATED BY PETROBRAS

The companies consolidated by Petrobras collected the amount of R$ 5.7 billion throughout the year 2021, with emphasis on Petrobras Transporte SA (Transpetro) and Petrobras Logística de Exploração e Produção S.A (PB-LOG) which collected, respectively, R$ 2.6 billion and R$ 706.5 million, with the following breakdown by sphere:

PETROBRAS TRANSPORTE S.A (R$ BILLION)



2021
0,3
2,0
0,3
2.6
2020
0,3
1,7
0,3
2.3
States
Federal
Municipalities

PETROBRAS LOGÍSTICA DE EXPLORAÇÃO E PRODUÇÃO S.A (R$ MILION)



2021
504,7
201,8
706.5
2020
265,4
172,0
437.4
Federal
Municipalities

TAXES PAID ABROAD

COLLECTION OF TAXES OUTSIDE BRAZIL IN 2021



AMÉRICA DO NORTE
OCEANO ATLÂNTICO
EUROPA
ÁSIA
ÁFRICA
AMÉRICA DO SUL
OCEANO ÍNDICO
AUSTRÁLIA

Petrobras collected US$320 million during 2021 as a result of its international operations. The company holds 33 incorporated companies (25 subsidiaries and eight joint operations), which operate in 14 countries, in different business segments: Exploration, Production Development and Production (oil/gas and related products); Commercialization Transport and Distribution (of oil/gas and derivatives); Rental/Chartering (production, storage and drilling platforms, as well as machinery and equipment); Fundraising (of resources in the foreign market) and Financing (within the Petrobras group/related parties). Taxes arising from our activities were collected for 11 countries outside Brazil, as shown in the table on the side.

Countries	Total Paid in 2021 (Thousand US$)
Argentina	3,787
Bolivia	10,538
Singapore	33,177
Colombia	22,869
Spain	2
United States	946
Netherlands	248,436
England	169
Libya	12
Mexico	44
Uruguay	20
Total	320,000

Petrobras is reducing its presence abroad, especially in places considered to be tax-favored.

In recent years, the companies Petrobras Asphalt Trading BV - PAT BV, Bear Insurance Company - BEAR and Petrobras Well Response BV, located respectively in Curaçao, Bermuda and Holland, were closed. Other companies abroad are in the process of analysis for the closure of activities

It is also worth noting that, during 2021, the Company instituted the Transfer Pricing Policies Manual, whose main purpose is to guide tax analysis regarding the proper observance of the Transfer Pricing rules in force, in relation to commercial, financial and service operations between companies of the Petrobras Group and other related parties (according to article 2, IN RFB 1.312/2012), with an individual or legal entity established in a low tax burden jurisdiction (article 52, IN RFB 1.312/2012) and with entities engaged in privileged tax regimes (art. 52, IN RFB 1.312/2012).

GLOSSARY

COFINS

Social Security Financing Contribution. It is a tax levied by the Federal Government on the gross revenue of legal entities, designed to support the Federal Government's social programs.

TAXPAYER

It is the taxable person of a tax obligation. Any person – individual or legal entity - who pays taxes (in general) to the public treasury, whether the Federal Government, States, the municipalities, and/or the Federal District.

CSLL

Social Contribution on Net Income. It is another federal tax on the companies' Net Income or on Gross Revenue in the case of companies taxed on Presumed Profit) of legal entities.

ICMS (VAT)

Tax on Operations Relating to the Circulation of Goods and on Interstate and Intermunicipal Transport Services and Communication. It is a non-cumulative state tax.

TAX

It is a tribute, compulsorily paid, by individuals and legal entities to meet part of the Government's Tax Revenue needs, in order to ensure the functioning of its bureaucracy, social assistance to the population and investments in essential works.

TAX INCENTIVES (TAX BENEFITS)

Direct or indirect reduction or elimination, direct or indirect, of the corresponding tax burden arising from a specific law or rule.

IRPJ

IRPJ: Corporate Income Tax.
It is a federal tax levied on the result.

ISS

Tax on Services. Municipal tax levied on the provision, by individual and legal entities, of listed services subject to tax

GLOSSARY

SPECIAL PARTICIPATION

Extraordinary financial compensation owed concessionaires of oil or natural gas exploration and production of fields with large production volumes.

PIS/PASEP

Programs for Social Integration and Formation of the Public Server's Saving.

RESPONSABILIDADE TRIBUTÁRIA

It is the legal obligation to pay the tax, or pecuniary penalty, assumed by the taxpayer of the legal-tax relationship not directly benefited by the act performed before the tax authorities.

SUBSTITUIÇÃO TRIBUTÁRIA

It is a tax collection mechanism used by federal and state governments. The tax substitute is the third party that the law requires to determine the amount due and fulfill the tax payment obligation "ON BEHALF" of the taxpayer.

FEE

It is the tax levied by the Public Power as an indemnity for the production and offering of "a specific and divisible public service provided or made available" to the taxpayer.

TRIBUTE

Compulsory payment in cash, or an equivalent which can be expressed in cash, that does not entail a sanction for an unlawful act established by law and collected through fully linked administrative activity.

COMPANY'S TAXES

Taxes levied on Petrobras' operations

WITHHOLDING TAXES FROM THIRD PARTIES

Taxes withheld from Petrobras suppliers and employees passed on to municipal, state, or federal public treasuries as required by law. This concept includes the amounts charged to customers as a tax substitution.